

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

David Payne
Chief Executive Officer
Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

      Re: Westamerica Bancorporation
          Definitive Proxy Statement on Schedule 14A
          Filed March 17, 2023
          File No. 001-09383

Dear David Payne:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Disclosure Review Program